MILBANK, TWEED, HADLEY & McCLOY LLP

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March 25, 2015

Jennifer Monick

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MGM Resorts International

Form 10-K for the fiscal year ended December 31, 2014

Filed March 2, 2015

File No. 001-10362

Dear Ms. Monick:

Enclosed for filing with the Securities and Exchange Commission (the “SEC”) on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated March 12, 2015. The Commission’s letter set forth a specific comment (the “Comment”) on the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K).

Set forth below is the Company’s response to the Comment, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comment, the original comment is included at the beginning of the response.

Note 6 – Investments in and Advances to Unconsolidated Affiliates

Grand Victoria, page 77

Ms. Jennifer Monick March 25, 2015 Page 2	MILBANK, TWEED, HADLEY & McCLOY LLP

1. We note that in each of the last three years you have recorded significant impairments to the value of your investment in Grand Victoria due to a greater than anticipated decline in operating results and a decrease in forecasted cash flows. With respect to your determination of the fair value of your investment in Grand Victoria, please provide us with the assumptions used and your basis for those assumptions. Additionally, please tell us how your actual results and cash flows have compared to your anticipated results and cash flows since July 1, 2014. Also, tell us, given the continued declines, why you have continued to use the same assumed long-term growth rate in your analysis.

As outlined in the Company’s Form 10-K disclosure, the Company used a blended discounted cash flow analysis (income approach) and the guideline public company method (market approach) to determine the estimated fair value from a market participant’s viewpoint. Key assumptions included in the discounted cash flow analysis were estimates of future cash flows, including outflows for capital expenditures, a long-term growth rate of 2% and a discount rate of 10.5%. Key assumptions in the guideline public company method included business enterprise value multiples selected based on the range of multiples in Grand Victoria’s peer group.

Grand Victoria experienced decreases in operating results during 2012 and 2013 due primarily to a loss of market share as a result of the opening of a new riverboat casino that competed with Grand Victoria in the Illinois market. In 2014, market share further declined due to an increase in the number of video gaming terminals within Illinois which negatively affected the market share of all riverboat casinos in the Illinois market, including Grand Victoria.

A summary of selected historical financial results for Grand Victoria are as follows:

(in millions)	2014	2013	2012
Revenues	$168.1	$184.4	$205.6
EBITDA	$41.3	$42.9	$52.4

The Company’s June 30, 2014 valuation analysis included a decrease in forecasted EBITDA of approximately 1% in each of the years 2014 through 2017, with EBITDA stabilizing in 2018. The Company believes the impact of the new riverboat casino and expansion of video gaming terminals has largely been absorbed by Grand Victoria, as evidenced by the deceleration in decline of EBITDA in 2014, as shown in the table above. Forecasted EBITDA for the year ended December 31, 2014 as included in the Company’s June 30, 2014 valuation analysis was $40.8 million, compared to actual EBITDA of $41.3 million. Additionally, actual EBITDA results for the six month period ended December 31, 2014 increased 4% compared to the same period in the prior year.

Ms. Jennifer Monick March 25, 2015 Page 3	MILBANK, TWEED, HADLEY & McCLOY LLP

Under the market approach, the Company’s valuation analysis included an examination of business enterprise values (“BEV”) as a multiple of EBITDA for each of the companies in Grand Victoria’s peer group for the trailing twelve month period and for the 2014 and 2015 fiscal years. The average and median BEV multiples for the three observed periods were in the range of approximately 6.5x to 7.5x EBITDA. The Company selected a BEV multiple of 6.0x EBITDA for each of the three periods for Grand Victoria, which was near the low end of the observed range. Several factors were considered in the selection of the multiple, including the number of properties, size of Grand Victoria’s operations, regional concentration in comparison to the guideline companies, as well as existing competition and potential for further expansion of video gaming terminals in the region, and lower projected EBITDA in relation to its historical EBITDA results.

Under the income approach, the Company’s valuation analysis included a selected discount rate of 10.5% based on a weighted average cost of capital analysis of Grand Victoria’s peer group. The cost of debt was determined based on a review of corporate debt ratings and the yields of the corporate debt corresponding with those ratings. The cost of equity was determined using the capital asset pricing model. The selected discount rate takes into account uncertainty surrounding further expansion of video gaming terminals in Illinois, which could have a further negative affect on market share and operating results and considerations related to the cash flow projections, which have been revised downwards several times over the past three years due to the introduction of new competition into the Illinois market. The Company believes that the discount rate adequately accounts for these risks as well as risk related to the assumption regarding long-term growth rate.

In its selection of the long-term growth rate, the Company reviewed projected long-term inflation expectations and projected nominal gross domestic product (“GDP”) in the United States and projected GDP, employment growth, and wage and salary growth for the state of Illinois. Grand Victoria’s operating results have stabilized as discussed above, and the Company believes the selection of a long-term growth rate of 2% continues to be appropriate as the selected rate is below projected national inflation and economic growth, and approximates expected growth for the Illinois market based on considerations of employment and wage growth indicators.

The Company will continue to monitor the operating results of Grand Victoria and the potential impact on the fair value of its investment.

Ms. Jennifer Monick March 25, 2015 Page 4	MILBANK, TWEED, HADLEY & McCLOY LLP

Attached is a statement from the Company acknowledging the items requested in your letter. If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 530-5022.

Very truly yours,

/s/ Rod Miller
Rod Miller

Attachment

Copies to:	James J. Murren
Daniel J. D’Arrigo
John M. McManus
Robert C. Selwood

The undersigned, on behalf of MGM Resorts International, acknowledges:

•	MGM Resorts International (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert C. Selwood
Robert C. Selwood
Executive Vice President – Chief Accounting Officer